SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Contacts	Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor
Relations
	Joana Dark Fonseca Serafim	Rafael J. Caron Bósio
	Investor Relations	Investor Relations
	(41) 9968-3685 / 312-6862	(41) 312-6862
	jserafim@timsul.com.br	rbosio@timsul.com.br
Website
http://www.timsulri.com.br

TELE CELULAR SUL PARTICIPAÇÕES S.A.
ANNOUNCES INCREASE OF CAPITAL

Curitiba, May 7, 2004 – Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 and TCLS4; and NYSE: TSU), the Holding Company of TIM Sul S.A., a leading provider of cellular telecommunication services in Southern Brazil, today announced the increase of capital

After examination and discussion in the Company’s General meeting held on May 06, 2004 it was approved the increase in capital to the amount of R$ 27,102,460.37 (twenty seven million, one hundred two thousand, four hundred and sixty reals, thirty seven cents), by means of capitalization on behalf of TIM Brasil Serviços e Participações S.A. of the credit generated by fiscal benefit during 2003, which was originated from the amortization of the premium incorporated by virtue of the partial split-up of the Company, as provided in article 7, paragraph 1, of CVM Instruction n° 319/99 and clause 8 of the Company's Partial Split-Up Protocol, as follows:

a)	Quantity and type of shares to be issued: 2,745,851,522 common shares and 4,534,299,224 preferred shares, no-par value, book-entry certificate common shares;
b)

Issue and subscription price: R$ 3,0520 per 1000 common shares and R$ 4,1290 per 1000 preferred shares. The share issue price was calculated on the basis of the average market value of the shares, according to the prices listed for 10 trading days at the São Paulo Stock Exchange, counted retroactively, starting on Feb/06/2004. The issue price will remain fixed during the pre-emptive right period;

c)	Preemptive right period: starting on May/7/2004 and ending on June/07/2004;
d)

Preemptive right ratio: shareholders of common shares shall apply a 0.02042241 factor per share when subscribing common shares, and shareholders of preferred shares shall apply the same factor when subscribing preferred shares;

e)	Terms of payment: Cash on subscription;
f)	Dividends: full dividends for 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: May 7, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer